EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Net loss	$(36,280)	$(51,929)	$(80,273)	$(49,903)	$(130,031)
Add: fixed charges	711	729	6,467	12,335	10,706

Earnings as defined	$(35,569)	$(51,200)	$(73,806)	$(37,568)	$(119,325)

Fixed charges:
Interest expensed and capitalized	$502	$544	$5,988	$11,240	$9,326
Estimated interest component of rent	209	185	479	1,095	1,380

Total fixed charges	$711	$729	$6,467	$12,335	$10,706

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.